UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 17, 2025

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 17, 2025, Immatics N.V. (the “Company”) issued an interim report for the three- and nine-month period ended September 30, 2025, which is attached hereto as Exhibit 99.1, and issued a press release announcing the third quarter 2025 financial results and business update for the Company, which is attached hereto as Exhibit 99.2.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.2 hereto) including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-249408, 333-265820, 333-280935 and 333-288466) and the registration statements on Form F-3 (Registration Nos. 333-240260, 333-274218 and 333-286151) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit Number	Description

99.1	Immatics N.V. interim report for the three- and nine-month period ended September 30, 2025.

99.2	Press release dated November 17, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: November 17, 2025	by:	/s/ Harpreet Singh
Harpreet Singh
Chief Executive Officer